EXHIBIT 12.1

EOG RESOURCES, INC.
Computation of Ratio of Earnings to Fixed Charges and
Combined Fixed Charges and to Preferred Stock Dividends
(In Thousands)
(Unaudited)

	Six Months
	Ended
	June 30,	Year Ended December 31,
	2007	2006	2005	2004	2003	2002

EARNINGS AVAILABLE FOR
FIXED CHARGES:
Net Income Before Cumulative Effect of
Change in Accounting Principle (1)	$524,720	$1,299,885	$1,259,576	$624,855	$437,276	$87,173
Less: Capitalized Interest Expense	(13,049)	(19,900)	(14,596)	(9,631)	(8,541)	(8,987)
Add: Fixed Charges	40,942	80,050	90,933	83,264	78,138	77,149
Income Tax Provision	276,470	612,756	705,561	301,157	216,600	32,499
EARNINGS AVAILABLE	$829,083	$1,972,791	$2,041,474	$999,645	$723,473	$187,834

FIXED CHARGES:
Interest Expense	$17,755	$43,158	$62,506	$63,128	$58,711	$59,654
Capitalized Interest	13,049	19,900	14,596	9,631	8,541	8,987
Capitalized Expenses Related
to Indebtedness	701	1,655	2,381	1,994	3,477	1,652
Rental Expense Representative of
Interest Factor	9,437	15,337	11,450	8,511	7,409	6,856
TOTAL FIXED CHARGES	$40,942	$80,050	$90,933	$83,264	$78,138	$77,149

RATIO OF EARNINGS TO
FIXED CHARGES	20.25	24.64	22.45	12.01	9.26	2.43

(1) EOG adopted Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations" on January 1, 2003.
     Pro forma net income for 2002 is not presented since the pro forma application of SFAS No. 143 to the prior periods would not result in pro forma net income materially different from the actual amount reported.